Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 333-233098

Social Capital Hedosophia Holdings Corp. Announces Date of Extraordinary General

Meeting of Shareholders to Approve Business Combination with Virgin Galactic

Meeting Scheduled for October 23, 2019

NEW YORK, Oct. 10, 2019 /PRNewswire/—Social Capital Hedosophia Holdings Corp. (NYSE:IPOA, IPOA.U, IPOA.WS) (“SCH”) announced today that it will hold its extraordinary general meeting (the “Extraordinary General Meeting”) at 12:30 p.m., Eastern Time, on October 23, 2019, to approve, among other things, the previously announced business combination (the “Business Combination”) with TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc. and VGH, LLC (collectively, “Virgin Galactic” and, together with Vieco USA, Inc. and Vieco 10 Limited, “VG”). The Extraordinary General Meeting is scheduled to be held at The Westin Palo Alto, located at 675 El Camino Real, Palo Alto, CA 94301.

Shareholders of record at the close of business on September 16, 2019 will be entitled to receive notice of and to vote at the Extraordinary General Meeting. In connection with the Extraordinary General Meeting, SCH shareholders who wish to exercise their redemption rights must do so prior to 5:00 p.m. Eastern time on October 21, 2019 by following the procedures specified in the definitive proxy statement/prospectus for the Extraordinary General Meeting.

In connection with the consummation of the Business Combination, SCH intends to change its name to “Virgin Galactic Holdings, Inc.” and apply for the continued listing on the NYSE of its units, common stock and warrants under the symbols “SPCE.U,” “SPCE” and “SPCE WS,” respectively.

About SCH

SCH is a partnership between the investment firms of Social Capital and Hedosophia. SCH unites technologists, entrepreneurs and technology-oriented investors around a shared vision of identifying and investing in innovative and agile technology companies. To learn more about SCH, visit www.socialcapitalhedosophiaholdings.com.

About Virgin Galactic

Virgin Galactic is a vertically-integrated aerospace company pioneering human spaceflight for private individuals and researchers. It believes the commercial exploration of space represents one of the most exciting and significant technology initiatives of our time. It is embarking on this commercial exploration journey with a mission to put humans into space and return them safely to Earth on a routine, consistent and affordable basis. Using its proprietary and reusable technologies, and supported by a distinctive, Virgin-branded customer experience, it is developing a spaceflight system designed to offer customers a unique, multi-day experience culminating in a spaceflight that includes several minutes of weightlessness and views of Earth from space. It is in the final stages of development, having already completed two crewed flights of its vehicle into space, and anticipates initial commercial launch in 2020.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Virgin Galactic and SCH. This press release on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transactions, SCH has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2019 (File No. 333-233098), which includes a preliminary proxy statement/prospectus, that is both the proxy statement to be distributed to SCH’s shareholders in connection with SCH’s solicitation of proxies for the vote by SCH’s shareholders with respect to the proposed transaction as described in the Registration Statement as well as the prospectus relating to the offer of the securities to be issued to SCH’s security holders in connection with SCH’s proposed domestication as a Delaware corporation in connection with the proposed transaction as described in the Registration Statement. The Registration Statement was declared effective on October 9, 2019 and SCH will begin mailing the definitive proxy statement/prospectus and other relevant documents to its shareholders on or about October 11, 2019. SHAREHOLDERS AND OTHER SECURITY HOLDERS OF SCH ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCH with the SEC (when available) also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Information about SCH’s directors and executive officers and their ownership of SCH’s securities is set forth in SCH’s filings with the SEC, including (i) the Annual Report on Form 10-K, filed on March 18, 2019 and (ii) the Registration Statement.

Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between VG and SCH, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets and expected performance of VG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on VG’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of VG, (viii) the outcome of any legal proceedings that may be instituted against VG or against SCH related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of SCH’s securities on the New York Stock Exchange, (x) changes in the competitive and highly regulated industries in which VG plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting VG’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive and novel tourist spaceflight industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VG and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VG nor SCH gives any assurance that either VG or SCH will achieve its expectations.

For media inquiries please contact:

Jonathan Gasthalter/Carissa Felger/Nathaniel Garnick

Gasthalter & Co.

+1 (212) 257-4170

SCH@gasthalter.com

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